UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934

Encore Wire Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

292562105

(CUSIP Number)

Joseph B. Armes
Chairman of the Board
President and Chief Executive Officer

Capital Southwest Corporation
5400 Lyndon B. Johnson Freeway, Suite 1300
Dallas, Texas 75240

(972) 233-8242

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

9/26/2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP NO. 292562105	13D	Page 2 of 5 Pages

1		name of reporting person Capital Southwest Corporation
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds WC/AF
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) Not Applicable ☐
6		citizenship or place of organization Texas
number of shares beneficially owned by each reporting person with	7	sole voting power 1,026,337
	8	shared voting power 0
	9	sole dispositive power 1,026,337
	10	shared dispositive power 0
11		aggregate amount beneficially owned by each reporting person 1,026,337
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 4.95%
14		type of reporting person CO

Page 3 of 5 Pages

This Amendment No. 5 to Schedule 13D amends and restates the previously filed Schedule 13D in its entirety.

Item 1.                      Security and Issuer

This Schedule 13D relates to the Common Stock, $0.01 par value, of Encore Wire Corporation, a Delaware corporation (the "Shares" and "Encore," respectively), which has its principal executive offices located at 1329 Millwood Road, McKinney, Texas 75069.

Item 2.                      Identity and Background

(a)   Capital Southwest Corporation ("CSWC")

(b)   The business address of CSWC is 5400 Lyndon B. Johnson Freeway, Suite 1300, Dallas, Texas 75240.

(c)   The principal business interests of CSWC is the investment of venture capital.

(d)   Not Applicable.

(e)   Not Applicable.

(f)   CSWC is a corporation organized under the laws of the State of Texas.

Item 3.                      Source and Amount of Funds or Other Consideration

All purchases of the Shares were made in the both open market transactions and privately negotiated transactions.  The aggregate amount of funds used for such purchases was $5.2 million.  All of the funds required for such purchases came from CSWC's working capital.

Page 4 of 5 Pages

Item 4.                      Purpose of Transaction

CSWC acquired the Shares for investment purposes. CSWC may sell Shares from time to time depending upon market price, market conditions, availability and requirements for funds, evaluation of investment opportunities, and other factors. CSWC has no present intention to purchase any additional shares, although CSWC could determine from time to time, based upon the same factors listed above for purchases, to purchase additional Shares. CSWC does not have any plans or proposals that would result in any of the actions or transactions described in clauses (a) through (j) of Item 4 of Schedule 13D, except as set forth above."

Item 5.                      Interest in Securities of Issuer

(a)	As of September 26, 2014, CSWC owned of record and beneficially 1,026,337 shares.

(b)	CSWC has the sole power to vote and dispose of all 1,026,337 Shares.

(c)	Not Applicable.

(d)	Not Applicable.

(e)	As of September 26, 2014, CSWC ceased to be the beneficial owner of more than 5% of the Shares of Encore.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.                      Material to be filed as Exhibits

Not Applicable.

Page 5 of 5 Pages

SIGNATURES

The undersigned hereby certifies after reasonable inquiry, that to the best of his knowledge and belief, the information set forth in this statement is true, complete and correct.

Dated:  September 30, 2014

CAPITAL SOUTHWEST CORPORATION

By:	/s/ Joseph B. Armes
Joseph B. Armes
Chairman of the Board
President and Chief Executive Officer